Exhibit 99.2

PRESS RELEASE

Tembec Inc. renews Shareholder Rights Plan

Montreal, Quebec, December 13, 2012 – Tembec Inc. (the "Company") (TSX: TMB) announced today that its Board of Directors (the "Board") has approved the renewal of its Shareholder Rights Plan (the "Plan"). The Plan is subject to acceptance by the Toronto Stock Exchange, and is also subject to shareholder approval and ratification which the Company will seek at its Annual and Special Shareholder Meeting, currently scheduled to be held on January 31, 2013. Subject to shareholder approval at such annual and special meeting, the Plan would be effective as of January 31, 2013.

The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction.

In connection with the Plan, the Board has authorized the issuance of one right in respect of each common share of the Company outstanding as of the close of business on January 31, 2013, and one right will attach automatically to each common share issued after such date. Each right entitles the holder of the right to purchase from the Company an additional common share of the Company at the exercise price, which has initially been set at CAD$100.00, subject to the terms and conditions set forth in the Plan.

The rights will become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire beneficial ownership of common shares which, when aggregated with its current holdings, total 20% or more of the Company’s outstanding common shares without complying with the “Permitted Bid” provisions of the Plan or without the approval of the Board. Following the occurrence of such exercise event and subject to the terms and conditions of the Plan, each right would entitle the holder of the right, other than the acquiring person or any related persons, to exercise their right and purchase common shares of the Company at a substantial discount to the market price at that time.

The Plan is not intended to prevent take-over bids. Under the Plan, a “Permitted Bid” is to be made to all registered holders of voting shares by way of a takeover bid circular prepared in accordance with applicable securities laws and must comply with certain other conditions.

There is currently no proposed or pending unsolicited take-over bid for the Company of which management is aware.

A copy of the Plan is available on the Company’s website at www.tembec.com and on SEDAR at www.sedar.com.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. Tembec has some 4,000 employees and annual sales of approximately $2 billion. Tembec is listed on the TSX (TMB).

PRESS RELEASE

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Information:
Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
linda.coates@tembec.com

Patrick LeBel
Vice President, General Counsel and Corporate Secretary
Tel.: 514 871-1473
patrick.lebel@tembec.com